Reply to the Attention of	Herbert I. Ono
Direct Line	(604) 691-7493
Direct Fax	(604) 893-2398
Email Address	herbert.ono@mcmillan.ca
Our File No.	288224
Date	August 9, 2022

Via EDGAR Correspondence

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Attention:	Division of Corporation Finance
Office of Life Sciences

Dear Sirs/Mesdames:

Re:	LexaGene Holdings Inc. Registration Statement on Form 10-12G Filed June 28, 2022 SEC File No. 000-56456

We are counsel for and write on behalf of LexaGene Holdings Inc. (the “Company”) in response to the Staff’s letter of July 25, 2022 (the “Comment Letter”) with respect to the Company’s registration statement on Form 10-12G, as originally filed with the United States Securities and Exchange Commission (the “Commission”) on June 28, 2022 (the “Registration Statement”).

On behalf of the Company, we confirm that the Company has filed with the Commission, via the EDGAR system, Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). In addition to revisions made in response to Staff guidance contained in the Comment Letter, the Amended Registration has been updated to include the Company’s unaudited interim consolidated financial statements for the three months ended May 31, 2022 and 2021, and related management’s discussion and analysis.

On behalf of the Company, we provide below our item-by-item responses to the comments made in the Commission’s Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that paragraph numbering used for each response below corresponds to the paragraph numbering used in the Comment Letter.

McMillan LLP ½ Royal Centre, 1055 W. Georgia St., Suite 1500, PO Box 11117, Vancouver, BC, Canada V6E 4N7 ½ t 604.689.9111 ½ f 604.685.7084

Lawyers ½ Patent & Trade-mark Agents ½ Avocats ½ Agents de brevets et de marques de commerce

Vancouver ½ Calgary ½ Toronto ½ Ottawa ½ Montréal ½ Hong Kong ½ mcmillan.ca

August 9, 2022 Page 2

Registration Statement on Form 10-12G filed June 28, 2022

Glossary of Key Terms and Definitions, page v

1.	Please clarify the meaning of scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. For example, please briefly explain the meaning of validated reagents, high-value pathogens, lysis, syndromic, chromogenic, isothermal, fluorogenic, beta lactam drugs, beta-lactamase inhibitors, and guanidine-based and hypochlorite-based buffers.

The Glossary of Key Terms and Definitions, commencing at page v of the Amended Registration Statement, has been expanded to include additional scientific and technical terms that appear in the balance of the Amended Registration Statement.

Item 1. Description of Business, page 1

2.	We note your disclosure on page 2 and elsewhere that you commercialized your MiQLab System between late 2019 and 2020 and began selling units. We also refer to your disclosure on page F-24 that you commercialized the MiQLab System as of February 28, 2022 and that both the alpha and beta prototype phases were completed in prior years. Please reconcile your disclosures and also clarify throughout your registration statement (including, but not limited to, page 20) that you have commercialized your MiQLab System for veterinary diagnostics and biologics contract manufacturing to date, have not obtained regulatory approval for any of your products and that your plans to begin clinical studies for human diagnostics and enter the food testing market remain uncertain. We refer to your disclosure on pages 9 and 18.

The Company has confirmed that the commercial launch of the MiQLab System occurred in September, 2020. The disclosure in question, in note 12 to the Company’s audited consolidated financial statements for the years ended February 28, 2022 and 2021, at page F-24 (currently page F-22), was intended to indicate that the MiQLab System was in commercial production as of the most recent financial year-end date, but the Company acknowledges that it is confusing as originally drafted. The disclosure has now been revised to indicate that the Company commercialized the MiQLab System as of September 2020. The commercial launch date of the MiQLab System been clarified throughout the Amended Registration Statement.

3.	We note your disclosure starting on page 4 relating to your collaborative agreement with Texas A&M Veterinary Medical Diagnostics Laboratory, the engagement of Launchworks to manufacture components used in the MiQLab System, your partnership with Ethos Discovery and the cooperative R&D agreement with the U.S. Army’s DEVCOM. Please expand your disclosure to include the material terms of such agreements, collaborations and partnerships. If such collaborations and agreements are material to your business, please file such agreements as exhibits to the registration statement as required by Item 601(b)(10) of Regulation S-K or tell us why it is not material and balance your disclosure accordingly.

August 9, 2022 Page 3

The Company believes that each of the listed agreements is not material to the current operations of the Company, for the following reasons:

•	The Company engaged Texas A&M Veterinary Medical Diagnostics Laboratory (“Texas A&M”) in June 2018 to provide canine urine samples for testing on the Company’s prototype instruments for more effective pathogen detection. Prior to sending the samples to the Company, Texas A&M characterized each sample using conventional diagnostic technologies. This allowed the Company to compare the results of each sample tested using its technology. The agreement with Texas A&M expired upon completion of the canine urine sample and testing work, and the Company has no continuing relationship with Texas A&M.

•	Launchworks was initially contracted in August 2020 to manufacture assay panels and buffers for use in the Company’s MiQLab System. As a result of some quality discrepancies in the products supplied by Launchworks, as well a slower than expected ramp-up in MiQLab System production by LexaGene, LexaGene subsequently determined that it could continue to meet demand by manufacturing the assay panels and buffer sets in-house, and that it did not require Launchworks’ involvement. LexaGene is not currently in a contractual relationship with Launchworks, but could re-engage them if a ramp-up in MiQLab System production in response to increased demand necessitated it.

•	The Company’s agreement with Ethos Discovery contemplates an ongoing R&D collaboration to develop tests for pneumonia and diarrhea panels to be used on the MiQLab System for veterinary diagnostic purposes. The Company views this agreement as immaterial to its current operations due to its limited scope.

•	Pursuant to its agreement with the United States Army’s Combat Capabilities Development Command (“DEVCOM”), the Company delivered MiQLab Systems to DEVCOM for the purpose of determining the system’s ability to detect biothreat agents such as Bacillus anthracis and Yersinia pestis, which cause anthrax and plague, respectively. The agreement expired upon the successful completion of the evaluation work, and LexaGene is not involved in a continuing contractual relationship with DEVCOM.

The Company has revised the disclosure in the Amended Registration Statement concerning these agreements accordingly, at page 4 (with reference to the agreement with Texas A&M), page 6 (with reference to the agreement with Launchworks), page 7 (with reference to the agreement with Ethos Discovery) and page 10 (with reference to the agreement with DEVCOM).

4.	You disclose on page 29 that you rely on certain single-source suppliers for many of your products, components and materials. Please expand your disclosure, where appropriate, to identify the suppliers on which you rely and the material terms of your agreements with such parties. Refer to Item 101(h)(4)(v) of Regulation S-K.

August 9, 2022 Page 4

The Company has expanded the disclosure at page 24 of the Amended Registration Statement, under the heading “Description of Business – Business of the Company – Production and Supply,” to identify key single-source suppliers. The disclosure has also been revised to indicate that the Company does not have continuing agreements with any of these suppliers, and that the Company orders components on an as-needed basis, pursuant to purchase orders that are submitted to them from time to time.

In addition, the Company has revised the risk factor on page 32 of the Amended Registration Statement, captioned, “Our dependence on third-party suppliers – some of whom are single-source suppliers - could limit our ability to sell certain products or negatively affect our operating results.”

5.	We note your disclosure on page 28 that your manufacturing costs continue to fluctuate for your MiQLab System and the associated consumables. You also disclose on page 29 that your manufacturing operations are dependent on a limited number of suppliers that make you vulnerable to supply shortages, supply chain issues and price fluctuations. Please expand your disclosure of any known trends in supply chain and manufacturing disruptions and delays. Discuss whether you have undertaken any mitigation efforts, and if so, whether such efforts have introduced new material risks relating to product quality or reliability. Additionally, expand your risk factor section to describe the product outages, the causes and the impact on your operations.

The Company has revised the risk factor on page 31 of the Amended Registration Statement, captioned, “Our manufacturing costs continue to fluctuate, which may lead to fluctuations in the sales prices of our MiQLabs System and the associated consumables, and could ultimately adversely affect user adoption of our products.” The Company clarified in the risk factor why manufacturing costs fluctuate. The Company revised the risk factor as follows:

•	Our manufacturing costs continue to fluctuate, which may lead to fluctuations in the sales prices of our MiQLabs System and the associated consumables, and could ultimately adversely affect user adoption of our products.

We have generated little revenues, and we are supporting the development and establishment of a commercial platform. The cost of establishing and maintaining that infrastructure may exceed the cost effectiveness of doing so. There is no assurance our products can be produced at reasonable costs or be successfully marketed and sold.

The manufacturing costs for our MiQLabs System and the associated consumables may fluctuate based upon inventory quantities purchased from our suppliers. Accordingly, the final selling price of the instrument and tests may fluctuate, along with performance, which may adversely affect user adoption. If these manufacturing costs are not favorable to us, there is a possibility that we will generate little to no sales. Furthermore, our product is limited in the number of samples that can be run in a day. We are depending on customers running a sufficient number of samples per day to bring in the required revenue to ultimately support our operations. If this revenue, specifically the profit margin, is too low, we may not be able to maintain operations.

August 9, 2022 Page 5

We have not recognized any trends or have experienced any major disruptions or delays related to manufacturing costs or the availability of inventory supplied to us by our vendors.

The Company has revised the risk factor on page 31 of the Amended Registration Statement, captioned, “Our dependence on third-party suppliers could limit our ability to sell certain products or negatively affect our operating results.” The Company clarified the title and in the risk factor the Company has added that the Company has not recognized any trends or have experienced any major disruptions or delays related to manufacturing costs or the availability of inventory supplied to us by our vendors. The revised risk factor is as follows:

•	Our dependence on third-party suppliers - some of whom are single-source suppliers - could limit our ability to sell certain products or negatively affect our operating results.

We rely on third-party suppliers to provide components and raw materials (including biological materials) for our manufactured products. Actions taken by third-party suppliers in operating their business, as well as any disruptions to their business operations (or their supplier's business operations), could disrupt our supply chain or operations and materially negatively impact our ability to supply the market, substantially decrease sales, lead to higher costs, and damage our reputation with our customers. Longer-term disruptions could potentially result in the permanent loss of our customers, which could reduce our recurring revenues and long-term profitability.

Our supply chain and our cost of goods also may be adversely impacted by unanticipated price increases due to factors such as inflation, including wage inflation, or to supply restrictions beyond our control or the control of our suppliers. If current suppliers fail to supply sufficient goods or materials to us on a timely basis, or at all, we could experience inventory shortages and disruptions in our supply of goods or materials.

In addition, we currently purchase some products, components, and materials from sole or single sources. Some of these products are proprietary and, therefore, cannot be readily or easily replaced by alternative sources. These products, components, and materials are used in the MiQLab System. Even if products, components, and materials were to become available to us from alternative suppliers, we likely would incur additional costs and delays in identifying or qualifying replacement materials, and there can be no assurance that replacements would be available to us on acceptable terms, or at all.

August 9, 2022 Page 6

We seek to mitigate sole and single-source suppliers risks on a risk-prioritized basis and in a variety of ways, including, when possible, by identifying and qualifying alternative suppliers and by developing applicable in-house manufacturing capabilities and expertise. However, there can be no assurance that we will successfully implement any of these mitigating activities or that, if implemented, any of them will be effective in preventing any delay or other disruption in our ability to supply our customers. There can be no assurance that suppliers with which we do not have long-term contracts will continue to supply our requirements, will always fulfill their obligations under those contracts, or will not experience disruptions in their ability to supply our requirements. In cases where we purchase sole and single-source products, components, or raw materials under purchase orders, we are more susceptible to unanticipated cost increases or changes in other terms of supply. In addition, under some contracts with suppliers we have minimum purchase obligations, and our failure to satisfy those obligations may result in loss of some or all of our rights under these contracts or require us to compensate the supplier. If we are unable to obtain adequate quantities of products, components, or raw materials in the future from sole and single-source suppliers, or if such sole and single-source suppliers are unable to obtain the components or other materials required to manufacture the products, we may be unable to supply our customers, which could have a material adverse effect on our results of operations, and any longer term disruptions could potentially result in the permanent loss of customers, which could reduce our recurring revenues and long-term profitability.

We have not recognized any trends or have experienced any major disruptions or delays related to manufacturing costs or the availability of inventory supplied to us by our vendors.

Brands and Trademarks, page 12

6.	We refer to your disclosure relating to your registered trademarks in Canada and the United States. Please clarify, if true, that the registered trademarks relate to your patent portfolio, and expand your disclosure to include the type of patent protection granted and expiration date of each patent. Please also explain the meaning of your references to different “Class” categories.

The Company has expanded the disclosure at pages 12 and 13 of the Amended Registration Statement, under the heading “Description of Business – Business of the Company – Patents, Brands and Trademarks,” to clarify that:

•	the Company’s registered trademarks in Canada and the United States are related to protecting the technology covered in the Company’s patent portfolio;

August 9, 2022 Page 7

•	the U.S. Patent and Trademark Office organizes products (“goods”) and services according to specific “classes”; and

•	the definition of each class is provided in the second table appearing under the heading “Description of Business – Business of the Company – Patents, Brands and Trademarks,” in the column headed “Goods/Services.”

7.	We note your disclosure on page 5 that you filed three patent applications with the U.S. Patent and Trademark Office (“USPTO”) on July 17, 2019 relating to the technology of the unique sample preparation extraction method, data and image processing algorithms and a microfluidic element of the instrument. You also disclose on page 6 the filing of a provisional patent application with the USPTO relating to the expanded testing capabilities of your LX Analyzer technology on April 16, 2020. Please revise your disclosure here to discuss such patent applications, including the types of patent protection and expected expiration date for each patent application.

The Company has included additional tabular disclosure at pages 12 and 13 of the Amended Registration Statement, under the heading “Description of Business – Business of the Company – Patents, Brands and Trademarks,” relating to the patents that the Company has licensed from Lawrence Livermore National Security, LLC and the pending patent applications that the Company has submitted to the USPTO. The table includes disclosure of the patent or application number, as applicable, the type of patent, and expected expiry dates.

Product Overview, page 13

8.	We refer to your disclosure on page 13 that your MiQLab System has two unique features, specifically its open-access nature and ability to process large sample volumes, which are “not available in any other commercial product for automated bio-detection” and make your product a “first of its kind.” You also disclose on page 33 that both features of your MiQLab System are currently not authorized by the FDA and may be blocked for human clinical diagnostics. Please balance your disclosure in this section to clarify that such features have not been authorized by the FDA for human diagnostics.

The Company has revised third paragraph under the heading, “Description of Business – Business of the Company – Product Overview,” at page 14 of the Amended Registration Statement, to read as follows:

The MiQLab System has two unique features that are currently not available in any other commercial product for automated bio-detection. These features make the MiQLab a first of its kind system. However, both features are not currently authorized by the FDA. As such, it is possible that the FDA will not grant the authorization of our technology for human clinical diagnostics.

August 9, 2022 Page 8

Targeted Markets, page 14

9.	With respect to the biologics contract manufacturing market, please revise to expand your disclosure relating to your competitors and any regulatory requirements you may be subject to.

The Company has revised the disclosure under the heading, “Description of Business – Business of the Company – Biologics Contract Manufacturing Organizations (“BCMOs”),” at page 17 of the Amended Registration Statement, to include a discussion of the Company’s three main competitors in the BCMO market – namely, BioReliance Corporation (a Merck company), WuXi Biologics, and Rapid Micro Biosystems. The Company has also included new disclosure concerning the related regulatory environment under the heading, “Description of Business – Business of the Company – Biopharmaceutical (Biologics) Manufacturing Regulation,” at page 18 of the Amended Registration Statement.

Regulatory Matters, page 21

10.	We note your disclosure on page 21 that you sold your MiQLab Systems to veterinary hospitals and laboratories in reliance on certain exemptions from CVS licensing requirements. Please expand your disclosure of the CVS licensing requirements and the exemptions you relied on to sell your products in the veterinary diagnostics market.

The Company has revised the first paragraph under the heading, “Description of Business – Business of the Company – Regulatory Matters,” at page 24 of the Amended Registration Statement, to clarify that, to date, the Company has not obtained regulatory approval for any product, and that its MiQLab Systems have been sold to Penn Vet, Veterinary Specialty Hospital of Palm Beach Gardens, Florida, Denver Animal Emergency in Denver, North Carolina, three additional veterinary clinics (located in Michigan, Minnesota, and New York), a corporate veterinary reference laboratory, and a veterinary university in Florida, in reliance on interpretive guidance received from the Center for Veterinary Biologics (“USDA-CVB”), Animal and Plant Health Inspection Service, which is a division of the U.S. Department of Agriculture. Specifically, the disclosure has been expanded to confirm that:

•	the Company has been informed that the USDA-CVB only licenses “biological products” as defined in 9 CFR 101.2 and not devices; and

•	since the Company’s MiQLab System is a device, management believes that the Company does not need to obtain a license from USDA-CVB to sell its technology into the field of veterinary diagnostics.

August 9, 2022 Page 9

Research and Intellectual Property, page 21

11.	We refer to your disclosure on page F-17 relating to the license agreement you entered into with Lawrence Livermore National Security (“LLNS”) on February 4, 2015. Please include disclosure of your license agreement here and revise to disclose when the last-to expire licensed patent is scheduled to expire, the aggregate amounts paid to date (including any upfront or executive fees) and the termination provision.

The Company has expanded the disclosure under the heading, “Description of Business – Business of the Company – Research and Intellectual Property,” at page 23 of the Amended Registration Statement, to include a discussion of the Company’s license agreement with Lawrence Livermore National Security, LLC, as amended.

Risk Factors, page 22

12.	We note the disclosure of your emerging growth company status on the cover page. Please expand your disclosure here to include material risk factors relating to your status as an emerging growth company.

At page 40 of the Amended Registration Statement, the Company has added a discussion of material risk factors relating to its status as an emerging growth company in the section headed, “Risks Related to Our Common Shares”, under the caption, “We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies could make our common shares less attractive to investors.”

13.	We note your disclosure on page 39 that the market for penny stocks has suffered in recent years from fraud and abuse. Please revise to clarify that your common shares may be considered a “penny stock” and thereby subject to additional sale and trading regulations that may make it more difficult to sell.

At page 43 of the Amended Registration Statement, the Company has clarified and expanded the risk factors associated with the fact that its common stock is considered a “penny stock,” under the caption, “Our common stock is considered a “penny stock,” and is thereby subject to additional sale and trading regulations that may make it more difficult to sell. Further, the market for penny stocks has suffered in recent years from patterns of fraud and abuse.”

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 47

14.	Please include a footnote to your table to identify the natural persons who are the beneficial owners of the shares held by the entities affiliated with Meridian LGH Holdings LLC.

The Company has identified the natural persons who are the beneficial owners of the outstanding equity interests in Meridian LGH Holdings LLC:

August 9, 2022 Page 10

•	in footnote 10 to the table included under the heading, “Security Ownership of Certain Beneficial Owners and Management,” at page 57 of the Amended Registration Statement; and

•	at page 75 of the Amended Registration Statement, under the heading, “Certain Relationships and Related Transactions, and Director Independence – Company Transactions with Related Parties.”

Item 5. Directors and Executive Officers, page 48

15.	We note several of your executive and director biographies where the principal occupation and employment is unclear during the past five years. Please discuss the principal occupation and employment for the past five years, including the name and principal business of any corporation or other organization. Please also indicate any other directorships held during the last five years for each director and disclose the potential risks relating to any current directorships, namely potential conflicts of interest and the effects they may have on shareholders both here and in the Risk Factors section. See Item 401(e) of Regulation S-K.

The Company has expanded the biographies of its directors and executive officers, commencing on page 58 of the Amended Registration Statement, under the heading “Directors and Executive Officers – Director and Executive Officer Biographies,” to include the required additional information. The Company does not believe that any of its directors or officers

•	holds positions as directors or officers of other companies, or

•	is engaged in the identification and evaluation of assets, businesses and companies on their own behalf or on behalf of other companies,

in circumstances that could give rise to potential conflicts of interest with the Company. Disclosure to this effect has been added under the heading “Directors and Executive Officers – Conflicts of Interest – Board Leadership Structure and Risk Oversight,” at page 64 of the Amended Registration Statement.

However, the Company acknowledges that, since there are no restrictions on the ability of its directors and officers to serve on the boards of directors or as officers of other company, there remains a risk that potential conflicts of interest may arise. The Company has added a risk factor to this effect at page 36 of the Amended Registration Statement.

Item 10. Recent Sales of Unregistered Securities, page 67

16.	Please refer to Item 701 of Regulation S-K and provide all required disclosures in this section. For example, please disclose the names of the principal underwriters, if any, and for any securities not publicly offered, please name the persons or identify the class of persons to whom the securities were sold.

The disclosure under Item 10 of the Amended Registration Statement, “Recent Sales of Unregistered Securities,” has been revised to be responsive to the requirements prescribed by Item 701 of Regulation D-K.

August 9, 2022 Page 11

Exhibits

17.	We note that certain portions of Exhibits 3.2 and 10.5 have been redacted. Pursuant to Item 601(b)(10)(iv), please revise your exhibit index to reflect that certain information has been excluded from these exhibits.

The exhibit index in the Amended Registration Statement has been amended to indicate that certain portions of Exhibits 3.2 and 10.5 have been redacted.

General

18.	Pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 becomes effective automatically 60 days after the initial filing date. At that time, you will be subject to the reporting requirements of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before the effectiveness date you should consider withdrawing the Form 10 registration statement to prevent it from becoming effective and, as applicable, file a new Form 10 registration at such time as you are able to respond to any remaining issues or comments.

The Company is aware that the Amended Registration Statement will become effective by lapse of time on August 27, 2022 (being the 60th day following the date of the Registration Statement’s original filing with the Commission), and that the Company will then become subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934, as amended.

August 9, 2022 Page 12

Should the Commission have any further comments or questions arising from any of the above responses, please do not hesitate to contact the writer at (604) 691-7493 at any time.

Yours truly,

/s/ Herbert I. Ono
Herbert (Herb) I. Ono Co-Chair, U.S. Securities Practice for McMillan LLP

Encl.

cc:	Jack Regan
Chief Executive Officer
LexaGene Holdings Inc.